Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES FOURTH QUARTER AND FISCAL 2008 RESULTS

Edmonton, Alberta, June 23, 2008 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three months and twelve months ended March 31, 2008.

All dollar amounts discussed are in Canadian dollars.

Consolidated Financial Highlights (dollars in millions)
	Three Months Ended March 31,		Twelve Months Ended March 31,
	2008	2007	2008	2007

Revenue	$323.6	$205.4	$989.7	$629.4
Gross profit	$62.6	$13.6	$163.3	$92.4
Gross profit per cent	19.3%	6.6%	16.5%	14.7%
Operating income	$42.6	$4.5	$92.4	$51.1
Net Income	$22.7	$1.3	$39.8	$21.1
Consolidated EBITDA per bank (1)	$55.8	$18.3	$135.1	$90.2
Capital spending	$6.2	$12.3	$57.8	$110.0

1.
For a definition of Consolidated EBITDA per bank and reconciliation to net income see “Non-GAAP Financial Measures”.  The Company focuses on Consolidated EBITDA per bank as a key indicator of operating performance.  Unlike Consolidated EBITDA per bank, management believes that net income and earnings per share, as reported, are not always indicative of the Company’s operating performance due to the impact of certain non-cash items, namely the unrealized gains and losses related to senior notes and derivative financial instruments.  The impacts of these items on current and prior period results are quantified in the discussion of results below.

Capitalizing on continuing strong demand for its services, the Company achieved record revenues of $323.6 million in the fourth quarter and $989.7 million for the full year, up 58% and 57% respectively from the same periods a year ago. The strong revenue performance resulted in record full year Consolidated EBITDA per bank of $135.1 million, a year-over-year improvement of 49%.

“We are beginning to see the true earnings potential of North American Energy Partners as we match excellent execution with strong demand,” said Rod Ruston, President and Chief Executive Officer.  “Our results, both for the fourth quarter and for the 2008 fiscal year, were the best in our history.”

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On a full-year basis, gross profit grew 77% and operating income increased 81% compared to 2007, leading to net income of $39.8 million, compared to $21.1 million last year.

“While dramatic, these performance improvements were generally in line with our expectations,” Ruston said.  “The growth opportunities are there and we are taking advantage of those opportunities by both improving our execution and strategically growing our fleet to be ready to perform when we are needed.  Coming into 2008, we stated an intention to carry our revenue momentum through to our bottom-line.  Our focus on business improvement and project execution helped us achieve this objective.  The result is, that going forward, we believe NAEP is better prepared than ever to benefit from the growing opportunities in western Canada’s resource-rich economy and to continue translating these opportunities into profitable growth.”

Consolidated Results for the Fourth Quarter of Fiscal 2008 Compared to the Fourth Quarter of Fiscal 2007

Fourth quarter consolidated revenue increased to $323.6 million, a 58% improvement over the same period last year.  The $118.2 million gain was led by revenue growth in the Pipeline division and supported by continued strong revenue growth in both the Heavy Construction and Mining and the Piling segments.

Fourth quarter gross profit increased to $62.6 million or 19.3% percent of revenue, compared to a margin of 6.6% in the prior year.  The lower margin in the 2007 period resulted from losses in the Pipeline segment and tire cost inflation.  A strategic shift towards cost reimbursable contracts in Pipeline and improvements to the management and purchasing of tires contributed to the substantial year-over-year improvement.

Net income increased to $22.7 million in the fourth quarter, from $1.3 million last year. Basic earnings per share for the quarter were $0.63 compared to $0.04 per share in the prior year.  Improvements in net income were negatively impacted by non-cash losses on derivative financial instruments and foreign exchange of $1.0 million, net of tax, compared to a benefit of $1.4 million, net of tax, in the prior year.  Excluding these items, basic earnings per share would have been $0.66 per share compared to $0.00 per share in the prior year.

Consolidated Results for Fiscal 2008 Compared to Fiscal 2007

Fiscal 2008 consolidated revenue increased to $989.7 million, a 57% gain over fiscal 2007.  While revenue gains were realized across the group, the Pipeline and Heavy Construction and Mining segments accounted for approximately 85% of the $360 million increase, with both segments contributing equally to that improvement.

Fiscal 2008 gross profit increased to $163.3 million, a 77% increase over last year’s $92.4 million.  As a percentage of revenue, gross profit improved to 16.5% from 14.7%.  The improvement in gross profit margin primarily reflects the return to profitability in the

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Pipeline division and improvements in equipment costs in the current year.  Equipment maintenance costs were higher in the previous year due to a supply/demand imbalance for larger-sized truck tires.  While management believes higher tire prices will persist through calendar year 2011, it has effectively responded with a combined strategy of increased use of mid-sized haul trucks and the development of long-term contracts with tire suppliers.  These strategies helped stabilize costs in fiscal 2008.

The Company posted net income of $39.8 million or $1.11 per share (basic), in fiscal 2008, up significantly from net income of $21.1 million or $0.87 per share (basic), during the same period last year.  Unrealized non-cash losses on foreign exchange and derivative financial instruments reduced net income by $5.5 million, net of tax, in the current year versus a benefit of $6.1 million, net of tax, in the prior year.  Excluding these items, basic earnings per share would have been $1.27 per share compared to $0.62 per share in the prior year.  In addition, the comparison of earnings per share to the prior-year period is impacted by weighted average number of common shares of 35.8 million compared to 24.4 million in the prior year.

Segment Financial Highlights (dollars in millions)

	Three Months Ended March 31,		Twelve Months Ended March 31,
	2008	2007	2008	2007

Heavy Construction and Mining
Revenue	$195.4	$150.1	$626.6	$473.2
Segment profit	$36.7	$23.5	$105.4	$71.1
Segment profit percentage	18.8%	15.7%	16.8%	15.0%

Piling
Revenue	$40.7	$29.9	$162.4	$109.3
Segment profit	$13.6	$8.8	$45.4	$34.4
Segment profit percentage	33.4%	29.4%	28.0%	31.5%

Pipeline
Revenue	$87.5	$25.4	$200.7	$47.0
Segment profit	$11.3	$(9.8)	$25.5	$(10.5)
Segment profit percentage	12.9%	-38.6%	12.7%	-22.3%

The Heavy Construction and Mining segment continued to benefit from robust oil sands activity during the three months ended March 31, 2008, achieving a 30% increase in revenue compared to the same period in 2007.  This built on the segment’s consistently strong top-line performance throughout fiscal 2008 and resulted in full-year segment revenue of $626.6 million, 32% higher than in fiscal 2007.  The continuing growth in Heavy Construction and Mining revenue reflects the positive impact of both new and existing oil sands projects.  The division undertook new contracts at Suncor Energy Inc.’s

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(Suncor) Millennium Naptha Unit (MNU) and Voyageur projects and undertook and completed a design-build contract for Albian Sands Energy Inc.’s (Albian) Aerodrome.  Services to Petro-Canada’s new Fort Hills oil sands project were also initiated during the year.  Growth under existing contracts included increasing the volume of services provided under multi-year site service agreements with Albian and Syncrude Canada Ltd. (Syncrude) and the continued ramp-up of production under a 10-year mining contract with Canadian Natural Resources Ltd. (Canadian Natural).

The Heavy Construction and Mining segment continued to expand segment profits, achieving a 56% year-over-year improvement in the fourth quarter and contributing to a 48% year-over-year improvement in full-year segment profit.  Margins also improved, increasing to 18.8% from 15.7% in the fourth quarter and to 16.8% from 15.0% on a full-year basis.  Segment margins in both periods benefited from a more profitable mix of contracts compared to the previous year and from solid execution on all projects.  The Albian Aerodrome and the DeBeers Victor Diamond Mine project, which were completed during the year, were also significant contributors to the improved margin results.

The Piling segment grew revenue by 36% to $40.7 million in the fourth quarter, ending the year with revenue of $162.4 million, a 49% increase over fiscal 2007.  The division commenced work on Suncor’s new Voyageur project and made excellent progress on existing contracts at Suncor’s MNU project and Shell’s Scotford upgrader expansion in the Edmonton area.  Strong commercial and industrial construction markets in western Canada and the division’s expansion into the robust northern Saskatchewan market also supported the revenue growth.

The Piling segment’s strong fourth quarter revenue results were enhanced by very strong margins, which in turn, resulted in a 55% improvement in segment profit for the quarter.  On a full-year basis, Piling margins averaged a more typical 28%.  While this was lower than in 2007 due to a different project mix, management views the 2008 level as more sustainable.

One of NAEP’s most significant achievements in 2008 was restoring growth and profitability to the Pipeline segment.  Results from this segment remained strong in the fourth quarter, with revenue up 244% to $87.5 million and segment profit increasing to $11.3 million from a loss of $9.8 million last year.  Full-year revenue also improved, climbing 327% year-over-year to $200.7 million and supporting segment profits of $25.5 million, compared to a loss of $10.5 million in 2007.  Activity on the Trans Mountain Expansion (TMX) Anchor Loop project for Kinder Morgan Canada (Kinder Morgan) continued at a rapid pace through the year and was the key factor in the improved results.  The value of this cost reimbursable contract has increased beyond the initial $185 million, reflecting increased project scope as well as the complexities associated with running a pipeline through a world heritage site such as Jasper National Park.  Both NAEP and Kinder Morgan were committed to minimizing disturbance to the environment and achieved a highly successful outcome.  Working together, NAEP and

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Kinder Morgan have now developed strategies to minimize cost pressures going forward.  As planned, work on this project slowed to a minimal level during the first quarter 2009 spring break-up period but has since returned to higher production levels.  As at May 31, 2008, approximately 80% of this project was complete with the remainder of the work scheduled for an October completion date.

“We are very pleased with our fourth quarter and full-year results and our goal now is to sustain and build on what we have achieved,” added Mr. Ruston.  “Continued growth in the oil sands and in the broader resource and commercial construction sectors is presenting compelling opportunities.  We intend to respond by adding new people and continuing to grow our equipment fleet in 2009 and by actively pursuing opportunities that either consolidate our position and reputation in the oil sands or contribute to diversification by securing opportunities in other resource industries.”

“Our targeted approach to growth will be accompanied by a continued focus on project management and execution.  We came a long way in 2008 and we intend to continue to build our reputation as a leading service provider to customers in Canada’s oil sands, resource and construction sectors,” said Mr. Ruston.

Outlook

Development of the oil sands is expected to continue to drive a significant portion of NAEP’s revenue in fiscal 2009.  In addition to existing mining and site services contracts with customers including Canadian Natural, Suncor, Syncrude and Albian, the Company also anticipates increased demand from Petro-Canada as the Fort Hills’ project, which commenced late in the 2008 fiscal year, ramps up.

Outside of the oil sands, NAEP is providing constructability assistance to Baffinland Iron Mines Corp., a new mining customer that is preparing feasibility studies for an iron ore development in northern Canada.  This customer approached NAEP based on their knowledge of NAEP’s experience and success at De Beers’ Victor Project in northern Ontario.  If the mine progresses, NAEP could eventually provide a similar range of services at this project.  NAEP’s success with the Albian aerodrome project, meanwhile, has resulted in significant interest from customers looking to develop airstrips in northern Alberta.

Demand for the Company’s piling services is expected to remain strong in fiscal 2009 with commercial construction activity at a high level in western Canada.  A number of upgrader facilities are also being considered for the Edmonton area, providing opportunities to bid on larger-scale piling contracts.

As stated in the past, pipeline work is inherently variable and a slowdown in activity is anticipated once the TMX project concludes in October 2008. However, management sees significant long-term opportunities for this division in the new pipelines and expansions of existing pipelines planned for western Canada to relieve limited capacity

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and accommodate growing oil sands production.  NAEP believes that its success on the large and environmentally-demanding TMX project, positions the Company to compete effectively as the new pipeline projects are tendered.

Overall, the outlook for all three business segments remains positive and the Company will continue to focus on strong business execution as it moves forward.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its 2008 fourth-quarter and full fiscal-year financial results today, Monday, June 23, 2008, at noon Eastern time.

The call can be accessed by dialing:
Toll free: 1-866-585-6398 or International: 1-416-849-9626
A replay will be available through July 8, 2008 by dialing:
Toll Free: 1-866-245-6755 International: 1-416-915-1035 (Passcode: 794342)

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	2008	2007

Assets

Current assets:
Cash and cash equivalents	$32,871	$7,895
Accounts receivable	166,002	107,344
Unbilled revenue	70,883	68,709
Inventory	110	156
Asset held for sale	-	8,268
Prepaid expenses and deposits	9,300	11,932
Other assets	3,703	10,164
Future income taxes	8,217	14,593
	291,086	229,061

Future income taxes	18,199	14,364
Assets held for sale	1,074	-
Plant and equipment	281,039	255,963
Goodwill	200,072	199,392
Intangible assets, net of accumulated amortization of $19,450 (March 31, 2007 - $17,608)	2,128	600
Deferred financing costs, net of accumulated amortization of $nil (March 31, 2007 - $7,595)	-	11,356
	$793,598	$710,736

Liabilities and Shareholders’ Equity

Current liabilities:
Current portion of revolving credit facility	$-	$20,500
Accounts payable	113,143	94,548
Accrued liabilities	45,078	23,393
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	4,772	2,999
Current portion of capital lease obligations	4,733	3,195
Current portion of derivative financial instruments	4,720	2,669
Future income taxes	10,907	4,154
	183,353	151,458

Deferred lease inducements	941	-
Capital lease obligations	10,043	6,514
Senior notes	198,245	230,580
Director share unit Liability	190	-
Derivative financial instruments	93,019	58,194
Future income taxes	24,443	19,712
	510,234	466,458

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – March 31, 2008 – 35,929,476 voting common shares (March 31, 2007 – 35,192,260 voting common shares and 412,400 non-voting common shares))	298,436	296,198
Contributed surplus	4,215	3,606
Deficit	(19,287)	(55,526)
	283,364	244,278

	$793,598	$710,736

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	2008	2007	2006
Revenue	$989,696	$629,446	$492,237
Project costs	592,458	363,930	308,949
Equipment costs	174,873	122,306	64,832
Equipment operating lease expense	22,319	19,740	16,405
Depreciation	36,729	31,034	21,725
Gross profit	163,317	92,436	80,326
General and administrative costs	69,670	39,769	30,903
Loss (gain) on disposal of plant and equipment	179	959	(733)
Amortization of intangible assets	1,071	582	730
Operating income before the undernoted	92,397	51,126	49,426
Interest expense	27,019	37,249	68,776
Foreign exchange gain	(25,442)	(5,044)	(13,953)
Realized and unrealized loss (gain) on derivative financial instruments	34,075	(196)	14,689
Gain on repurchase of NACG Preferred Corp. Series A preferred shares	-	(9,400)	-
Loss on extinguishment of debt	-	10,935	2,095
Other income	(418)	(904)	(977)
Income (loss) before income taxes	57,163	18,486	(21,204)
Income taxes:
Current income taxes	80	(2,975)	737
Future income taxes	17,299	382	-
Net income (loss) and comprehensive income (loss) for the year	39,784	21,079	(21,941)
Deficit, beginning of year – as previously stated	(55,526)	(76,546)	(54,605)
Change in accounting policy related to financial instruments	(3,545)	-	-
Premium on repurchase of common shares	-	(59)	-
Deficit, end of year	$(19,287)	$(55,526)	$(76,546)
Net income (loss) per share – basic	$1.11	$0.87	$(1.18)
Net income (loss) per share – diluted	$1.08	$0.83	$(1.18)

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	2008	2007	2006
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$39,784	$21,079	$(21,941)
Items not affecting cash:
Depreciation	36,729	31,034	21,725
Write-down of other assets to replacement cost	1,845	695	-
Amortization of intangible assets	1,071	582	730
Amortization of deferred lease inducements	(104)	-	-
Amortization of bond issue costs, premiums and financing costs	838	3,436	3,338
Loss (gain) on disposal of plant and equipment	179	959	(733)
Unrealized foreign exchange gain on senior notes	(24,788)	(5,017)	(14,258)
Unrealized (gain) loss on derivative financial instruments	31,406	(2,748)	11,888
Stock-based compensation expense	1,991	2,101	923
Gain on repurchase of NACG Preferred Corp. Series A preferred shares	-	(8,000)	-
Loss on extinguishment of debt	-	10,680	2,095
Change in redemption value and accretion of redeemable preferred shares	-	3,114	34,722
Future income taxes	17,299	382	-
Net changes in non-cash working capital	(8,650)	(56,167)	(4,788)
	97,600	2,130	33,701
Investing activities:
Acquisition, net of cash acquired	(1,581)	(1,517)	-
Purchase of plant and equipment	(57,779)	(110,019)	(28,852)
Additions to assets held for sale	(3,499)	-	-
Proceeds on disposal of plant and equipment	6,862	3,564	5,456
Proceeds of disposal of assets held for sale	10,200	-	-
Net changes in non-cash working capital	(2,835)	(7,922)	1,391
	(48,632)	(100,050)	(22,005)
Financing activities:
(Decrease) increase in revolving credit facility	(20,500)	20,500	-
Issue of 9% senior secured notes	-	-	76,345
Repayment of 9% senior secured notes	-	(74,748)	-
Repayment of senior secured credit facility	-	-	(61,257)
Issue of Series B preferred shares	-	-	8,376
Repurchase of Series B preferred shares	-	-	(851)
Repurchase of NAEPI Series A preferred shares	-	(1,000)	-
Repurchase of NACG Preferred Corp. Series A preferred shares	-	(27,000)	-
Cash settlement of stock options	(581)	-	-
Financing costs	(776)	(1,346)	(7,546)
Repayment of capital lease obligations	(3,762)	(6,033)	(2,183)
Issue of common shares	1,627	171,304	300
Share issue costs	-	(18,582)	-
Repurchase of common shares for cancellation	-	(84)	-
	(23,992)	63,011	13,184
(Decrease) increase in cash and cash equivalents	24,976	(34,909)	24,880
Cash and cash equivalents, beginning of year	7,895	42,804	17,924
Cash and cash equivalents, end of year	$32,871	$7,895	$42,804

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Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under Canadian or US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company is Consolidated EBITDA per bank.  The Company provides a reconciliation of Consolidated EBITDA per bank to net income (loss) reported in accordance with Canadian GAAP below.  Investors and readers are encouraged to review the non-GAAP financial measures and their reconciliation to reported net income and should not consider these non-GAAP financial measures in isolation or as substitutes for analysis of the Company’s results as reported under Canadian GAAP or U.S. GAAP.

Consolidated EBITDA per bank

Consolidated EBITDA per bank is defined as net income (loss) before interest expense, income taxes, depreciation and amortization, foreign exchange gains or losses, realized and unrealized gains or losses on derivative financial instruments, non-cash stock-based compensation expense, gains or losses on disposal of plant and equipment and certain other non-cash items included in the calculation of net income (loss).  Management believes that Consolidated EBITDA per bank is a meaningful measure of the performance of the Company’s business because it excludes items, such as depreciation and amortization, interest and taxes, which are not directly related to the operating performance of the business.  Management reviews Consolidated EBITDA per bank to determine whether plant and equipment are being allocated efficiently.  In addition, the Company’s revolving credit facility requires it to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA per bank.  Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its revolving credit facility.  Consolidated EBITDA per bank is not a measure of performance under Canadian GAAP or U.S. GAAP and the Company’s computations of Consolidated EBITDA per bank may vary from others in the industry.  Consolidated EBITDA per bank should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. Consolidated EBITDA per bank has important limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under Canadian GAAP or U.S. GAAP.  A reconciliation of net income (loss) to Consolidated EBITDA per bank is as follows:

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Consolidated EBITDA per bank (dollars in millions)

	Three Months Ended March 31,		Twelve Months Ended March 31,
	2008	2007	2008	2007

Net income	$22.7	$1.3	$39.8	$21.1
Adjustments:
Interest expense	$6.7	$7.5	$27.0	$37.2
Income taxes	$11.3	$(2.9)	$17.4	$(2.6)
Depreciation	$12.6	$12.4	$36.7	$31.0
Amortization of intangible assets	$0.3	$0.1	$1.1	$0.6
Unrealized foreign exchange (gain) loss on senior notes	$7.8	$(2.5)	$(24.8)	$(5.0)
Realized and unrealized (gain) loss on derivative financial instruments	$(5.7)	$1.3	$34.1	$(0.2)
Loss (gain) on disposal of equipment	$(0.7)	$0.1	$0.2	$1.0
Stock-based compensation	$1.0	$0.3	$2.0	$2.1
Director share unit expense	$(0.2)	$-	$(0.2)	$-
Write off of deferred financing costs	$-	$-	$-	$4.3
Write down of other assets to replacement cost	$-	$0.7	$1.8	$0.7
Consolidated EBITDA per bank	$55.8	$18.3	$135.1	$90.2

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this document.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as "believe”, "expect”, "anticipate”, "intend”, "plan”, "estimate”, "should”, "may”, "objective”, "projection”, "forecast”, "continue”, "strategy”, "position” or the negative of those terms or other variations of them or comparable terminology.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to vary from those expressed or implied in the forward-looking information in this document.

Examples of such forward looking information in this document include but are not limited to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(A) information related to the level of activity in the Company’s key markets, including (1) continued growth in the oil sands and in the broader resource and commercial

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construction sectors, (2) development of the oil sands continuing to drive a significant portion of NAEP’s revenue in fiscal 2009, (3) expected strong demand for the Company’s piling services and (4) demand increasing from Petro-Canada as the Fort Hills’ project ramps up and; is subject to the risks and uncertainties that; anticipated major projects in the oil sands may not materialize due to changes in the long-term view of oil prices, insufficient pipeline upgrading and refining capacity and/or insufficient governmental infrastructure to support the growth in the oil sands region could cause customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, competitors may outbid the Company on major projects, the Company could lose a customer and suffer a significant reduction in business and cost overruns by customers on their projects may cause customers to terminate future projects; and is based on the assumption that long-term views of the economic viability of oil sands projects will not significantly change;

(B) information related to the Company’s ability to secure new projects, including (1) benefiting from the growing opportunities in western Canada, (2) providing services to the Baffinland Iron Mines Corp. and (3) competing effectively as the new pipeline projects are tendered; is subject to the risk and uncertainty that the Company may be outbid by a competitor on major projects that are awarded based on bid proposals and is based on the assumption that the Company is successful in the bidding process.

(C) information related to the Company’s operating performance, including (1) improving performance in fiscal 2009, (2) translating future opportunities into profitable growth and (3) adding new people and equipment again in 2009; is subject to the risks and uncertainties that; the Company may be exposed to losses when estimates of project costs are lower than actual costs or work is delayed due to weather-related factors, the Company may be unable to attract qualified personnel, it may be unable to obtain equipment and tires; and is based on the assumptions that the Company can continue to execute profitably under its contracts and secure financing for equipment purchases.

(D) the anticipated higher costs for larger-sized truck tires is subject to the risk and uncertainty that there may be a significant change in the global demand and/or supply of truck tires of the size and specification that the Company requires and is based on the assumption that the current supply/demand imbalance, for truck tires of the required size and specification, continues for several years.

(E) the Company’s ability to achieve specific objectives or increase diversification through acquisitions and joint ventures is subject to the risks and uncertainties that; the Company may be unable to find suitable acquisition opportunities or joint venture partners, the Company may be unable to identify or bid successfully on acquisitions and the Company may be unable to achieve the expected benefits from any future acquisitions or joint ventures; and is based on the assumption that there are suitable acquisition targets and joint venture partners available that enable the Company to achieve specific objectives or increase diversification.

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While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.  The Company has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimated expressed or implied by the forward-looking information.  However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  These factors are not intended to represent a complete list of the factors that could affect the Company.  See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Form 40-F and annual information form filed respectively in the United States and Canada.

For more complete information about NAEP, you should read the disclosure documents filed with the Securities and Exchange Commission and the Canadian Securities Administrators. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax: (780) 960-7103
Email: krowand@nacg.ca

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